Exhibit 99.1

Babcock & Brown Air Limited (NYSE: FLY) September 2008

Caution Concerning Forward-looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for Babcock & Brown Air Limited's future business and financial performance and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the company's Annual Report on Form 20-F for the year ended December 31, 2007 and filed with the SEC on March 31, 2008. The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise. Unless otherwise stated, all information regarding B&B Air's aircraft and leases in this presentation is as of September 1, 2008.

About B&B Air NYSE listing in September 2007: "FLY" Global lessor of commercial jet aircraft Fleet of 64 modern, fuel efficient, high demand aircraft 94% popular narrow body types 6.2 year average aircraft age Diversified group of lessees 35 airlines in 19 countries 5.6 year remaining weighted average lease term (1) Funded with two debt facilities $853 million securitization $1.2 billion aircraft acquisition facility Generates a high level of cash flow Grown annualized revenues by approximately 49% since IPO $2.00 annual dividend well supported by cash flow Retaining cash for fleet replacement, growth and shareholder value enhancement Promoted, managed and serviced Babcock & Brown Aircraft Management ("BBAM") Over 17 years experience in aircraft leasing and financing World's 4th largest aircraft lessor Interests aligned with B&B Air and its shareholders Notes: Includes two aircraft off-lease with assumed lease terms of zero.

Geographic Diversity - 35 Lessees (3) Modern Fleet, Diversified Customer Base, Long Lease Maturities Notes: The B737 Classic and the B757 count each include one freighter. One A330, one B747, one B767 and one B777. Based upon percent of the appraised value of aircraft and geographic location of lessees. 4. Weighted average remaining lease term includes two aircraft that are off-lease with assumed lease terms of zero. Modern Fleet - 6.2 Year Average Age Modern Fleet - 6.2 Year Average Age A320 Family 29 B737 Next Generation 16 B737 Classic (1) 3 B757 (1) 12 Wide Body (2) 4 Total 64 % Narrowbody 94% Long Leases - 5.6 Years on Average (4) '18 '17 '16 '15 '14 '13 '12 '11 '10 '09 '08 4 2 7 12 5 6 11 6 6 3 0 Europe Asia Africa Latin & S. America Asia Europe North America Developing 7 24 3 9 2 37 18 Developed

Grew contracted annualized rentals by ~49%, from $153 to $228 million Acquired 17 aircraft for nearly $700 million Remarketed 2007 and 2008 lease expirees at higher rentals than previous contracts Increased lessees by 21% to 35 airlines Further diversified global footprint of lessee base Actively pursuing further attractive acquisition opportunities Focus on modern, fuel-efficient aircraft with a wide user base Acquisitions are increasing cash flow and earnings per share Funding in hand to avail of liquidity driven sales Acquisitions and Investments since IPO in September 2007 Contracted Annualized Rentals (mm) Number of Aircraft IPO 9/1/2008 153 228 49% IPO 9/1/2008 47 64 36% IPO 9/1/2008 29 35 21% Number of Lessees

Globally diversified base of lessees 35 airlines in 19 countries Well-Diversified Group of Lessees

Strong Q2 2008 Results Revenue was $57.2 million Lease revenues of $56.3 million Annualized revenues are higher as new acquisitions were delivered throughout the quarter Expenses were $44.9 million SG&A largely fixed and scalable Management / servicing fees predictable - largely based on a fixed percentage of lease revenues Interest rates hedged, margins fixed Net Income was $11.1 million Basic and diluted EPS of $0.33 Available Cash Flow ("ACF") was $33.2 million ($0.99 per share) Dividend payout ratio of 51% of second quarter ACF See table for the reconciliation of ACF to Net Income (1) (1) Please see Appendix II for further detail on B&B Air's use of Available Cash Flow. (Dollars in thousands, except share and per share data) Net Income 11,062 $ Add: Depreciation 18,864 Amortization of debt issuance costs 1,781 Provision for deferred income taxes 1,473 Available Cash Flow 33,180 $ Weighted Average Shares Outstanding 33,602,988 Available Cash Flow Per Share 0.99 $ Three months ended June 30, 2008

Management Structure and Alignment of Interests Management Organization Chart Babcock & Brown owns 14% of B&B Air BBAM has long-term servicing and management agreements with B&B Air Employees purchased shares in the IPO with personal after tax funds No concessionary or free shares Executive compensation geared to B&B Air's performance A significant portion of executive deferred compensation is tied to B&B Air shareholder return BBAM's incentive fee is tied to dividend growth 100% 100% 14% BBAM B&B Air NYSE: FLY B&B Air Management 25-year Management Agreement 25-year Servicing Agreement

Current Financing and Outlook Flexible and Committed Financing Outlook B&B Air has debt and equity financing capacity to continue its growth into 2009 Minimal near term principal payments, no near-term need to tap the capital markets Bank debt is still available, albeit on a more limited basis and only to established aviation names All-in financing costs are stable Higher margins Lower base rates BBAM has 17 years of experience and relationships in aircraft finance community Efficient, low-cost $853 million securitization Minimal amortization until 2012 Low margin Hedged base rates Committed five year $1.2 billion Aircraft Acquisition Facility Flexible funding structure Equity capital is already in place to fully support financing Two year availability period ending November 2009 plus three year term period $506 million remains undrawn and available B&B Air's Debt has no near-term bullet maturities

Aircraft Leasing Industry Update Near-term industry fundamentals remain balanced despite slowing economies and high fuel prices Aircraft demand remains strong in select developing markets Significant order backlog renders aircraft supply tight Lease rates for aircraft types in B&B Air's portfolio are stable Strong demand in Middle East and Eastern Europe Premium lease rates available in these markets where demand is particularly strong Secular long-term growth trends still intact Increasing air travel demand from growing middle classes in developing markets Liberalisation of international air travel and emergence of more low-fare airlines Growing need for US and European legacy carriers to re-fleet Industry has shown itself to be resilient to tough times Since 1959 global air traffic has grown at an average annual rate of 5.1% Since 1959 there has been traffic growth in all but three years: (1) 1991 as a result of first Gulf War 2001 and 2002 as a result of 9/11, SARS and the second Gulf War Increased buying opportunities due to liquidity-driven sales by motivated sellers (1) Source: Airline Monitor, (1) Source: Airline Monitor, July 2008.

Impact of Industry Dynamics on B&B Air Strong aircraft lessors have survived and prospered during past difficult periods via strategic management Strong balance sheet and no unfunded commitments Popular, efficient, modern and flexible portfolios Opportunity to pick-up aircraft at attractive prices Industry dynamics favor lessors with attractive portfolios High fuel prices - favors young, fuel-efficient aircraft owned by B&B Air Manufacturer order backlogs - favors aircraft owners Widebody production delays at Airbus and Boeing - enhances demand for existing aircraft Economic growth, emerging middle classes and easing regulations - increases air traffic and demand for aircraft leasing B&B Air Benefits from BBAM's rich history in the sector Intimate knowledge of lessees Global marketing coverage Excellent track record Strict maintenance supervision Experience in varied and complex jurisdictions

Strategy for Success Buy Well Manage Actively Keep Assets Moving Focus on Shareholder Value Target 90%+ modern, fuel efficient, narrow body aircraft Only aircraft with wide and global user base Follow airline users on standardized models, don't gamble on new types Don't overpay B&B Air will be selective and only purchase aircraft that meet these criteria Firm on lease terms: security package, maintenance requirements, return conditions Stringent maintenance supervision Focus on concentrations and stay "close" to lessees Convert or reconfigure aircraft for re-lease or sale BBAM has an experienced team that is focused on these issues Manage to maintain a young fleet (less than eight years old) Selective sales of older aircraft Strategically refinance assets B&B Air will sell any aircraft if the price is right $30m share repurchase program announced No unfunded commitments Look for creative financing opportunities B&B Air will be flexible and look for value in every part of its business

BBAM - Overview BBAM is the world's fourth-largest lease manager of commercial jet aircraft Established in 1991 to provide management and remarketing services to aircraft investors around the world Leading Aircraft Lessors Source: CASE aircraft database (May 2008); Data on BBAM fleet provided by BBAM. Fleet Value ($bn)

BBAM Office Planned BBAM Office BBAM - Global, Full Service Platform More than 100 employees in 8 offices (soon to be expanded to 10) with coverage of all our target regions Dedicated in-house professional staff of transaction originators, attorneys, contract administrators, accountants, airframe, engine, corporate finance and capital markets experts Origination & Re-Marketing Technical Services Finance, Contracts & Investor Reporting Corporate Finance & Capital Markets Advisory Singapore Hong Kong Tokyo London Dubai New York San Francisco Incline Dublin Toulouse Moscow Legal

Strength Description Experienced Team Core team has been together for over a decade; average 15 yrs industry experience Highly developed operation evolved from managing through several industry cycles BBAM has over 17 years of experience in aviation finance Proven Track Record BBAM has re-marketed more than 240 aircraft to a broad range of airlines BBAM has originated over 300 aircraft from a variety of sources Successful manager for securitizations, Japanese owners and private investors Continued to originate aircraft during industry downturns Aircraft sourced from airlines, manufacturers, lessors, investors and financiers Strong Financing Relationships BBAM has raised over $7.5 billion of non-recourse aircraft debt Strong relationships with specialist aircraft financiers Experience of raising debt finance during difficult credit markets BBAM has been a leading aviation finance advisor for clients including major players (Singapore, United, Delta and American, Airbus, GE, UT and others) Strong Lessee Relationships Active relationships with almost 80 airlines worldwide Experience of approximately 240 airlines BBAM - Competitive Strengths

BBAM - Deep and Broad Industry Relationships Relationships at every level with airlines, manufacturers and other lessors 78 current lessees globally Active relationships with most airlines worldwide BBAM has also advised several major airlines Note: Current lessees are highlighted in ochre. Aer Lingus Batavia Falcon Air Malev Hungarian Airlines Sundowner Oklahoma City Aeris Birgenair FastAir Meridiana Sunwing Airlines Aeroflot-Don BMI Baby FEAT Mexicana Swiss International Air Lines Aeroflot-Nord BMI British Midland Finnair Oyj Monarch Airlines TACA Aerolineas Argentinas Braathens First Choice Airways MyAir TAM Aeromexico Britannia (Sweden) Flightlease My Travel Airways TAP Air Portugal Aeromexpress Britannia (UK) FTi My Way Airlines TAT European Airlines Aigle Azur British Airways Futura Internt'l Airways Nordeste TEA Italia Air Anatolia Brussels Airlines Garuda Indonesia Norwegian Air Shuttle Thomas Cook Airlines Air Baltic BWIA Georgian Airways Orbi-Georgian Airways Tiger Airways Air Berlin Caledonian Airways Go Fly Limited Pacific Airlines Titan Airways Air Burkina Canada 3000 GOL Transportes Pegasus Airways Tower Air Air Canada Canadian Airlines Gulf Air Philippine Airlines Trans World Airlines Air China CargoJet Airways Hainan Airlines Portugalia Transaero Airlines Air Espana Carnival Airlines HapagFly RAK Airways Transavia Airlines Air Europa Cathay Pacific Hokkaido International Royal Air Maroc Transavia France Air Europe CCM Iberia Royal Airways India Transbrasil Air France-KLM Chang'an Airlines Iberworld Airlines Royal Aviation Travel Servis Air Holland China Southern Airlines Icelandair Royal Brunei Airlines TUI AG Air Jamaica China Xinjiang Airlines Indian Airlines Sahara Airlines United Airlines Air One Clickair Istanbul Airlines Scandinavian Airlines US Airways Air Pacific Corendon Airlines Jet Lite (India) Limited Shanghai Airlines Cargo Varig Logistica Air Tara Czech Airlines Kaliningrad Airlines Singapore Airlines Virgin America All Nippon Airways DHL Kingfisher Airlines Sky Airlines Virgin Atlantic Allegiant Air Donbassaero Airlines Korean Air Skynet Airlines Virgin Blue Airlines America West Airlines easyJet LTU Slovak Airlines Virgin Express Arkia Israeli Airlines El Al Israel Airlines Ladeco Sobelair Volaris Airlines Asiana Airlines Emirates Airlines Lan Chile South African Airways Western Pacific Airlines ATA Airlines Ethiopian Airlines Lithuanian Airlines Southwest Airlines Westjet Airlines AtlasJet Eurobelgian Airlines Luxair Spanair XL Airways Avianca Europe Airpost Maersk SpiceJet Limited Yunnan Airlines Avolar Aerolineas Express Net Airlines Malaysian Air System Sun Express

B&B Air - Investment Highlights Young High Quality Fleet 64 modern, fuel efficient and popular aircraft 6.2 year weighted average fleet age 94% narrow body Fuel efficient aircraft likely to remain in strong demand Stable, Diversified Revenues Stable rentals from 35 lessees in 19 countries 5.6 year weighted average remaining lease term (1) $228 million annualized lease rentals Attractive Financing $853 million aircraft securitization $1.2 billion aircraft acquisition facility No significant principal repayments until 2012 No unfunded commitments Un-drawn acquisition capacity of $506 million, fully equity funded Dividend Dividend of $0.50 per share every quarter since the IPO Dividend supported by strong cash flow Balance of cash retained for fleet replacement, growth and shareholder value enhancement Dividend represents 16% yield on VWAP of $12.58 for August 08 Includes two aircraft that are off-lease with assumed lease terms of zero.

B&B Air - Investment Highlights (continued) Well Positioned for Growth / Funding Capacity Available 17 aircraft acquired since IPO for almost $700 million Financing opportunities in banking sector Opportunities for acquisitions from liquidity driven sellers BBAM has a track record of acquiring aircraft through the cycles Strong, Experienced Management BBAM is the world's fourth largest aircraft lease manager BBAM has 17 years of origination and asset management success B&B Air is managed by an experienced and stable team Aircraft Leasing Industry Conditions Remain Balanced Continuing demand for aircraft from airlines Continuing tight supply of aircraft from manufacturers Developing markets, growing middle classes and secular changes fuelling long term growth Major re-fleeting required in North America & Europe

Appendix I Aircraft Leasing Industry Environment

Worldwide Demand for Air Travel Drives Industry Growth Global air travel demand has been growing at a robust rate Approximately 43% of our lessees operate in emerging markets that are growing between 5 -8% per annum Source: The Airline Monitor, July 2008. Source: Airbus Global Market Forecast 2007 - 2026 China Middle East Asia / Pacific Latin America CIS Africa 0.084 0.068 0.061 0.057 0.056 0.053 Europe North America 0.045 0.035 Developed Regions Emerging Regions Annual Air Traffic Growth Rate for Selected Markets, 2007 to 2026 Historical and Forecast World Traffic (RPMs) Since 1959 World airline traffic has grown year-on-year in every year but three 1990-2008E CAGR 5.1% CAGR 2008E-2030E CAGR 5.4% CAGR

Greater than 21 year 11 to 20 years Less than 11 years North America 1338 1807 2421 922 Europe 350 1539 2371 Passenger Jets Average 10.6 yrs Average 14.7 yrs North America Europe Backlog 16% Backlog 27% Developed Market Airlines Require Refleeting Source: Fleet age data from CASE July 2007; backlog data from Aerospace Market News July 2008. 11 to 20 Years 20 Years and more 10 Years and less Commercial Jets - Average Fleet Age, Backlog and Backlog/Active Fleet Ratio Order Backlog (1) Note: Backlog excludes lessor orders and orders by undisclosed customers. Approximately 50% of the passenger aircraft in North America and Europe are over ten years old More than 16,000 aircraft need to be delivered to North American and European based carriers over the next 20 years

Source: Ascend, March 2008 SH&E estimates Leasing to Play a Greater Role in Aircraft Ownership Over 60% of airlines use operating leases Proportion of leased aircraft has grown from 17% in 1990 to 32% of total world fleet in 2007 Expected to grow to 40% over next ten years (1) 1990 2007 Airline/Other Owned Aircraft 7391 12857 Lessor Managed Aircraft 1510 6103 8899 18225 1990: 8,901 Aircraft 2007: 18,960 Aircraft Number of Aircraft CAGR: 8.6% CAGR: 3.3%

Appendix II Available Cash Flow ("ACF")

B&B Air defines Available Cash Flow ("ACF") as net income plus depreciation, amortization of debt issue costs and provision for deferred income taxes. B&B Air's definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with GAAP, the most directly comparable GAAP financial measure. B&B Air believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including pricipal payments, if any, and has certain important limitations as an indicator of B&B Air's ability to pay dividends and reinvest in its business. B&B Air uses ACF as a measure for assessing B&B Air's operating performance. ACF should be considered in addition to, and not as a substitute for, net income or other financial measures determined in accordance with GAAP. For additional information, please see B&B Air's financial statements and "Management's Discussion and Analysis of Operations and Financial Condition" included in periodic reports it files with the United States Securities and Exchange Commission. Reconciliation of Available Cash Flow, a Non-GAAP Financial Measure, to Net Income

Babcock & Brown Air (NYSE: FLY) Investor Relations Contact: Matt Dallas +1 212-796-3918 Matt.Dallas@babcockbrown.com